Barclays PLC
1 Churchill Place
London E14 5HP

February 18, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re: Notice

of disclosure filed in the Annual Report on Form 20-F under

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of

2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of
2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Barclays PLC has made disclosure pursuant to those provisions in its Annual
Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on February 18, 2021.

Sincerely,

By: /s/ Tushar Morzaria
Tushar Morzaria
Group Finance Director
Barclays PLC

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill
Place, London E14 5HP.